Prairie Operating Co.

602 Sawyer Street, Suite 710

Houston, Texas 77007

September 5, 2023

Division of Corporation Finance

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 25, 2023

File No. 333-272743

Ladies and Gentlemen:

Set forth below are the responses of Prairie Operating Co. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2023, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-272743, filed with the Commission on August 25, 2023 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Amendment to Form S-1 filed August 25, 2023

Risk Factors, page 6

1.	We note your response to comment 1. Please add a risk factor addressing the risk that the crypto assets you mine or hold could be deemed securities and that the conclusions you draw based on your risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws could be incorrect. Include a discussion of what the legal implications would be and how it might impact you and your investors.

RESPONSE: The Company has revised the disclosure on page 16 of Amendment No. 3 in response to the Staff’s comments.

Securities and Exchange Commission

September 5, 2023

We may not have sufficient authorized common stock available to issue the Common Stock that is being offered for resale, page 19

2.	Please tell us how counsel is able to opine that the Series D Shares, Series A Warrant Shares, and Series B Warrant Shares will be validly issued if, as you state here, you may be in violation of your charter if common stock underlying outstanding convertible or exercisable securities, separate from the shares referenced above, is issued in an amount that would make the number of your outstanding shares exceed the number of shares of common stock authorized by your charter.

RESPONSE: The Company respectfully advises the Staff that counsel opines that the Series D Shares, Series A Warrant Shares and Series B Warrant Shares (each as defined in the opinion attached to the Registration Statement as Exhibit 5.1) will be validly issued, fully paid and nonassessable when such shares are issued. Because Delaware law prohibits the Company from issuing shares in an amount in excess of the number of shares of common stock authorized in the Company’s charter, any such excess shares will not be issued upon any attempted conversion of PIPE Preferred Stock or exercise of PIPE Warrants, and is not included in counsel’s opinion. Furthermore, the Company plans to implement a reverse stock split at a ratio of 1 to 28.57142857, which was previously approved by the Company’s stockholders, as disclosed in the Registration Statement once the Company’s pending Rule 10b-17 action request pursuant to FINRA Rule 6490 is processed. Once the reverse stock split is implemented, the Company will have sufficient authorized shares to issue shares of common stock upon any conversion of PIPE Preferred Stock or exercise of PIPE Warrants.

3.	Please revise this risk factor to discuss the specific potential impacts for investors in this offering, if you were to issue shares in an amount that would make the number of your outstanding shares exceed the number of shares of common stock authorized by your charter.

RESPONSE: The Company has revised the disclosure on page 19 of Amendment No. 3 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prairie Operating Co., page 42

4.	Please provide consistent and clear disclosure about the current status of your cryptocurrency mining operations. For example you state on page 55 that “[a]fter June 30, 2022, the Company ceased its cryptocurrency mining operations” and “Since June 30, 2022 the Company is neither receiving meaningful cryptocurrency awards nor generating meaningful revenue from cryptocurrency mining,” yet you later state that “[o]n March 2, 2023, the Company entered into the Master Services Agreement with Atlas and re- initiated its cryptocurrency mining operations.”

RESPONSE: The Company has revised the disclosure on page 55 of Amendment No. 3 in response to the Staff’s comments.

Securities and Exchange Commission

September 5, 2023

Factors Affecting Profitability, page 55

5.	Refer to comment 3 and your revisions on page 56 relating to your electricity costs per Bitcoin and the average breakeven Bitcoin price for the second quarter of 2023. We reissue the comment in part and request that you include a more comprehensive breakeven analysis for your Bitcoin mining operations that compares the cost to earn/mine one Bitcoin with the market value of one Bitcoin. Identify and explain all relevant inputs. Quantitative tabular disclosure may be helpful.

RESPONSE: The Company has revised the disclosure on page 56 of Amendment No. 3 in response to the Staff’s comments.

6.	You state on page 56 that “[i]n order to normalize the cost of electricity, [you] entered into a Master Services Agreement with Atlas, pursuant to which [you] pay... a monthly fee to Atlas for the quantity of electricity consumed by the miners at a rate of $0.08 per kWh.”

Please address the following:

●	Explain to us why you state on page 56 that “[y]our break-even power price is $80/MW.” It appears that this is the contractually fixed rate for electricity that you are charged, rather than a “breakeven” price.

●	Explain to us why you state on page 56 that “the cost to earn a Bitcoin under the Master Services Agreement is predominantly driven by the price of power or electricity which fluctuates based on many factors, including the impacts of weather and the price of natural gas.” If you pay a fixed rate per kWh pursuant to the Master Services Agreement it would seem that weather or the price of natural gas would not affect your price of electricity.

RESPONSE: The Company respectfully advises the Staff that:

●	The Company has removed the referenced sentence “our break-even power price is $80/MW.” The Company has revised the disclosure on page 56 of Amendment No. 3 to add a more comprehensive breakeven analysis.

●	The Company has removed the referenced sentence “the cost to earn a Bitcoin under the Master Services Agreement is predominantly driven by the price of power or electricity which fluctuates based on many factors, including the impacts of weather and the price of natural gas.” The Company has revised the disclosure on page 56 of Amendment No. 3 to state that market factors impacting the price of electricity continue to have an adverse impact on the Company’s operations due to actions that Atlas can take when its electricity costs are above $80 per MW.

7.	Please consider providing two separate discussions of factors affecting profitability, one pre and one post the March 2, 2023 Master Services Agreement. Currently, you appear you discuss some profitability factors from before the Master Services Agreement as if they still have the same impact. For example you state on page 56 that “the cost of natural gas that [you] use to produce electricity to power [y]our miners is volatile and has increased substantially since the beginning of 2022.”

RESPONSE: The Company has revised the disclosure on pages 55 and 56 of Amendment No. 3 in response to the Staff’s comments.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Andrew Schulte of Vinson & Elkins L.L.P. at (713) 758-3381 or T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

Enclosures

cc:	Andrew Schulte, Vinson & Elkins L.L.P.
T. Mark Kelly, Vinson & Elkins L.L.P.